ANGLO AMERICAN

News Release

8 November 2005

Anglo American plc wishes to draw the attention of shareholders to the attached announcement issued by De Beers Societe Anonyme (De Beers) today.

The announcement relates to the proposed sale of a 26% indirect equity interest in De Beers Consolidated Mines Limited (DBCM), a wholly owned South African subsidiary of De Beers, to a broad based black economic empowerment entity.

De Beers
A DIAMOND IS FOREVER

Ponahalo
INVESTMENT HOLDINGS

Our empowerment transaction... truly making diamonds South Africa's best friend

Joint Announcement by De Beers Société Anonyme and Ponahalo Investment Holdings (Proprietary) Limited

De Beers Société Anonyme and Ponahalo Investment Holdings (Proprietary) Limited announce a groundbreaking, broad based Black Economic Empowerment transaction with respect to De Beers Consolidated Mines Limited

Highlights

* The creation of Ponahalo, a new generation black empowerment company
* The immediate sale to Ponahalo of a 26% equity interest in DBCM for approximately R3.8 billion
* A truly broad based and innovative transaction. Ownership of Ponahalo will be:
- 50% by De Beers South African based employees and pensioners
- 50% by a consortium of business and broad-based groupings
- 90% by Historically Disadvantaged South Africans
- 73% broad based
- 29% by women
* Ponahalo's Chairman will be appointed Deputy Chairman of DBCM and serve on DBCM's Executive Committee. Two other Ponahalo nominees will be appointed to DBCM's Board of Directors
* De Beers' empowerment partners will assist in driving transformation throughout DBCM and provide key, value adding input into the management and strategic direction of DBCM
* Ponahalo will utilise R10 million (escalating at 5% per annum) of its dividend income each year, or more than R100 million in aggregate over the first 10 years, to make other investments in South Africa
* Ponahalo will also set aside R5 million each year, or R50 million in aggregate over the first 10 years, which will flow directly through to trusts for the benefit of disadvantaged women, people with disabilities and communities around DBCM's mines
* Over the first ten years, the balance of Ponahalo's dividend income will be used for debt service
* De Beers will provide meaningful financial facilitation to ensure a robust and sustainable transaction
* A transaction that ensures diamonds continue to work for South Africa and one that provides avenues for sustainable community development and economic empowerment

1. INTRODUCTION

De Beers Société Anonyme ("De Beers") and Ponahalo Investment Holdings (Proprietary) Limited ("Ponahalo Investment Holdings") are pleased to announce that they have signed a Memorandum of Understanding ("MOU") relating to the proposed sale of a 26% equity interest in De Beers Consolidated Mines Limited ("DBCM") to Ponahalo Holdings (Proprietary) Limited ("Ponahalo"), a broad-based, black economic empowerment ("BEE") company. Ponahalo will be jointly owned by Ponahalo Investment Holdings and De Beers South African based employees and pensioners.

De Beers and its controlling shareholders, namely Central Holdings Limited (a subsidiary of E Oppenheimer & Son International Limited) and Anglo American plc, have committed themselves to the success of South Africa and to participating in the transformation and development of the country for the future benefit of all South Africans. De Beers fully embraces the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the "Mining Charter") and wishes to ensure that DBCM transforms in accordance with both the legal requirements and spirit of the Mining Charter.

Ponahalo Investment Holdings is a new generation BEE company with an exceptional combination of complementary business, professional and community leadership skills that was established specifically to acquire an equity interest in DBCM. The ultimate shareholders of Ponahalo Investment Holdings are:

* Manne Dipico, the Chairman of both Ponahalo Investment Holdings and Ponahalo, and a former Premier of the Northern Cape Province;
* Peotona Capital (Proprietary) Limited ("Peotona"), a women's investment company owned by Cheryl Carolus, Dolly Mokgatle, Wendy Lucas-Bull and Thandi Orleyn;
* Barend Petersen;
* Moss Mashishi; and
* three broad-based trusts, namely:
  - a trust for disadvantaged women;
  - a trust for people with disabilities; and
  - a trust for communities around DBCM's mines.

De Beers is the world's largest producer and marketer of rough gem quality natural diamonds. In South Africa, the company's diamond mining activities are undertaken by its wholly-owned subsidiary, DBCM, which owns the Venetia, Finsch, Cullinan, Kimberley, Namaqualand, The Oaks and Koffiefontein diamond mines.

2. SHAREHOLDER OBJECTIVES

(i) De Beers' objectives

De Beers' principal objective is to facilitate an innovative, groundbreaking, broad based, sustainable and robust BEE transaction that will benefit Historically Disadvantaged South Africans ("HDSAs") and the South African economy. Specifically, De Beers' objectives are to:

* facilitate the creation of Ponahalo as a new, fully independent, broad-based BEE company;
* ensure the meaningful empowerment of De Beers South African based employees and pensioners (the "De Beers family") and recognise the value of their contribution to DBCM;
* incentivise De Beers key HDSA employees;
* empower a new group of HDSA business partners and entrepreneurs (both men and women) who will provide business leadership within Ponahalo and add value to DBCM's business;
* empower and assist disadvantaged women, people with disabilities and communities around DBCM's mines (the "extended De Beers family") through dedicated trust structures, and from the outset of the transaction provide these trusts with a source of income;
* ensure that Ponahalo contributes to the growth of the South African economy through the creation of new and sustainable jobs, in particular around DBCM's mines; and
* create a sustainable and robust financing structure that will enable De Beers' BEE partners to benefit from the dividends paid, and capital growth

generated by DBCM.

(ii) Ponahalo Investment Holding's objectives
Ponahalo Investment Holdings' objective is to make investments in South Africa (the investment in DBCM being the first) which will utilise the business, professional and community leadership skills of its shareholders in order to:
* add value to the businesses in which it invests;
* create wealth for its shareholders; and
* benefit the South African economy and create jobs.

With respect to the proposed equity investment in DBCM, Ponahalo Investment Holdings believes that an equity investment in DBCM, South Africa's premier diamond mining company, will be a highly attractive opportunity and one that will create value for its shareholders and provide for other investment opportunities.

3. KEY FEATURES OF THE PROPOSED TRANSACTION
Key features of the proposed transaction are as follows:
* Ponahalo will acquire a 26% equity interest in DBCM via an intermediate holding company;
* Ownership of Ponahalo will be:
- 35% by De Beers South African based employees and pensioners through a trust (the "Equal Allocation Trust") on an equal allocation basis;
- 15% by De Beers current and future key, primarily HDSA, employees through a trust (the "Key Employee Trust") on a discretionary allocation basis; and
- 50% by Ponahalo Investment Holdings;
* De Beers South African employees and pensioners will therefore own a 50% interest in Ponahalo through their participation in the two employee trusts;
* Ponahalo will be independently managed by an HDSA management team under the leadership of its Chairman, Manne Dipico;
* Ponahalo will be actively involved in the management and strategic direction of DBCM. Ponahalo's Chairman will become Deputy Chairman of DBCM and serve on DBCM's Executive Committee, and two other Ponahalo nominees will be appointed to DBCM's Board of Directors (which will comprise 11 directors in total). Ponahalo nominees will also be appointed to other key DBCM board and management committees;
* The cash consideration to be paid by Ponahalo will be financed by a combination of equity contributed by certain Ponahalo Investment Holdings shareholders, third party financing and vendor finance provided by De Beers;
* Each year, Ponahalo will utilise (in priority to debt service) R10 million of its dividend income received from DBCM (escalating at 5% per annum), or more than R100 million in aggregate over the first 10 years, to make other investments in South Africa (both mining and non-mining), primarily in the areas in which DBCM operates;
* Each year, Ponahalo will also set aside (in priority to debt service) R5 million of its dividend income received from DBCM, or R50 million in aggregate over the first 10 years, which will flow directly through to the disadvantaged women's, disabled persons and community trusts; and
* Over the first ten years, the balance of Ponahalo's dividend income received from DBCM will be used for debt service.

The purchase price for the 26% equity interest in DBCM has been agreed at approximately R3.8 billion and is subject to the finalisation of certain valuation parameters and due diligence by Ponahalo and its advisers.

Ponahalo has retained the services of Rand Merchant Bank ("RMB"), a division of FirstRand Bank Limited, and Bowman Gilfillan Attorneys to provide it with independent financial and legal advice. In this respect, RMB has advised

Ponahalo that, subject to finalisation of the valuation parameters and due diligence referred to above, the purchase price reflects fair value for the equity interest.

The ownership structure of Ponahalo and DBCM will be as follows:

See press release for diagram

4. BEE PARTNERS

4.1 Ponahalo Investment Holdings

50% of Ponahalo will be owned by Ponahalo Investment Holdings. The ultimate shareholders of Ponahalo Investment Holdings are as follows:

See press release for diagram

The broad-based nature of Ponahalo Investment Holdings is encompassed in the disadvantaged women's, disabled persons and local community trusts which, collectively, will own a 45.0% interest in Ponahalo Investment Holdings.

Ponahalo Investment Holdings will bring to DBCM an exceptional combination of complementary business, professional and community leadership skills.

(i) Manne Dipico

18.0% of Ponahalo Investment Holdings will be owned by Manne Dipico, the Chairman of Ponahalo. Manne Dipico is a former Premier of the Northern Cape Province, a former National Education Co-ordinator of the National Union of Mineworkers and a former Parliamentary Counsellor to President Thabo Mbeki. Manne Dipico will bring to Ponahalo and DBCM:

* his experience and knowledge of government and government policies;
* his experience of working in the diamond mining industry; and
* his commitment to the Northern Cape and other mining communities.

(ii) Peotona

16.0% of Ponahalo Investment Holdings will be owned by Peotona, a women's investment company owned by Cheryl Carolus, Dolly Mokgatle, Wendy Lucas-Bull and Thandi Orleyn:

* Cheryl Carolus currently chairs the South African National Parks Board and is a non-executive director of Investec, Business Day, Financial Mail and Plate Glass Group. She is a former South African High Commissioner to London and CEO of SA Tourism;
* Dolly Mokgatle is currently a non-executive director of Electricity Distribution Industry Holdings and is a former CEO of Spoornet and Chairperson of Wiphold and Wipcapital;
* Wendy Lucas-Bull is a non-executive director of Eskom, Development Bank of South Africa, Aveng and Dimension Data. She is a former CEO of FirstRand's retail business; and
* Thandi Orleyn is a partner of Routledge Modise Moss Morris Attorneys and a non-executive director of the South African Reserve Bank, Impala Platinum Holdings, Toyota South Africa and Cricket South Africa. She is a former national director of the Commission for Conciliation, Mediation and Arbitration of South Africa and Independent Mediation Service of South Africa.

Peotona's objectives are to:

* partner with selected private sector businesses where the Peotona value proposition on partnerships can provide significant strategic advantage to the business and in turn leverage opportunities for sustainable community-based enterprises; and

* invest selectively, as a principal, in opportunities with appropriate returns where specific experience and networks provide a distinct competitive advantage.

Representatives of Peotona will be appointed directors of Ponahalo. These directors will bring to Ponahalo and DBCM:
* strategic input;
* experience of mentoring new business initiatives;
* experience and knowledge of government; and
* business support that will leave constructive legacies for communities.

(iii) Barend Petersen
13.0% of Ponahalo Investment Holdings will be owned by Barend Petersen, a Chartered Accountant. Prior to joining SizweNtsaluba VSP (South Africa's leading black owned audit firm) in 1997, Barend Petersen worked for Engen Petroleum as a senior manager. He is Executive Deputy Chairman of SizweNtsaluba VSP, a non-executive director of DBCM and a director of a number of other companies. He is a former Chairman of the Audit Committees of the Department of Public Works, the Public Service Commission and Petro SA, and a former board member and executive committee member of the Public Accountants and Auditors Board. He is also a member of several professional organisations.

Barend Petersen will be appointed a director of Ponahalo. He will bring to Ponahalo his experience in:
* corporate governance, management and finance; and
* the diamond industry and DBCM in particular, as well as experience in other industries.

(iv) Moss Mashishi
8.0% of Ponahalo Investment Holdings will be owned by Moss Mashishi. Moss Mashishi is the former CEO of the World Summit on Sustainable Development 2002 and the former CEO of SA Tourism. In 2004, he was appointed President of the South African Sports Confederation and Olympic Committee (SASCOC) which is responsible for developing sport in South Africa. He is also Executive Chairman of Matemuku Investments (a BEE company focused on the resources, tourism, technology and financial sectors), Non-Executive Chairman of Ogilvy Africa, and a director of the International Marketing Council and GlenRand MIB.

Moss Mashishi will be appointed a director of Ponahalo. He will bring to Ponahalo and DBCM:
* a passion for sustainable development and extensive networks in this fraternity;
* experience in effective communication, marketing and brand building; and
* a sound knowledge of partnerships with local communities.

(v) Ponahalo Women's Trust, Disabled Persons Trust and Community Trust
The remainder of Ponahalo Investment Holdings will be owned by the Ponahalo Women's Trust (17.5%), Ponahalo Disabled Persons Trust (10.0%) and Ponahalo Community Trust (17.5%).

De Beers and Ponahalo Investment Holdings will design appropriate corporate governance procedures for each of these trusts to ensure that benefits flow through to the beneficiaries on a timely basis.

4.2 Equal Allocation Trust
Through the Equal Allocation Trust, 35% of Ponahalo will be owned by in excess

of 18 000 De Beers South African based employees and pensioners.

Within the Equal Allocation Trust, De Beers South African based employees and pensioners will become entitled to a specified beneficial interest which will be allocated on an equal basis regardless of race, seniority or length of service. Approximately 72% of the beneficiaries of this Trust will be HDSAs.

Employees and pensioners will be required to retain their interests until May 2014.

4.3 Key Employee Trust

Through the Key Employee Trust, 15% of Ponahalo will be owned by current and future key, primarily HDSA, employees of De Beers.

Within the Key Employee Trust, employees who have been identified as being key to the future success of DBCM, as demonstrated through their performance, contribution and commitment, will become entitled to a specified beneficial interest as part of a mechanism to incentivise and retain these key employees. The beneficial interests will be allocated by De Beers on a discretionary basis. An appropriate interest in this Trust will be set aside for future key employees of De Beers.

Participating employees will be required to retain their interests until May 2014.

5. FINANCING

In conjunction with Ponahalo, De Beers will proceed to arrange financing for this transaction.

It is De Beers' intention that the meaningful financial facilitation that it will provide to Ponahalo will result in a robust and sustainable empowerment transaction.

6. MINING CHARTER REQUIREMENTS

De Beers and Ponahalo Investment Holdings believe that this transaction will comply fully with the ownership requirements of the Mining Charter, given that it will result in:

* Ponahalo acquiring a 26% equity interest in DBCM, thereby exceeding the 2009 Mining Charter target and complying immediately with the 2014 Mining Charter target; and
* 90% of Ponahalo being owned by HDSAs, thereby meeting the "majority" HDSA owned and controlled requirements of the Mining Charter.

In addition, the transaction will result in:

* 73% broad based ownership of Ponahalo as a result of the participation of De Beers South African employees and pensioners, and the Ponahalo disadvantaged women's, disabled persons and community trusts; and
* 29% ownership participation by women.

With respect to the other requirements of the Mining Charter, DBCM believes it is on target to meet and exceed the Mining Charter requirements with respect to employment equity, procurement and skills development. DBCM will report its progress on these other Mining Charter requirements in its next Annual Review due to be published in March 2006.

7. NEXT STEPS AND CONDITIONS PRECEDENT

A further announcement will be made by De Beers and Ponahalo Investment

Holdings following the signing of the relevant financing and other transaction agreements. This further announcement will provide details of the Ponahalo financing arrangements and the financial impact of the transaction on the De Beers group (which is not material).

Conditions precedent to the completion of this transaction include, inter alia:

* the approval of the transaction, to the extent necessary, by the South African Reserve Bank;
* obtaining any other regulatory approvals required;
* the required financing being raised by Ponahalo on acceptable terms for the purpose of acquiring the 26% equity interest in DBCM;
* definitive agreements being entered into by De Beers, DBCM, Ponahalo and other relevant parties to effect the transaction, and all of these agreements becoming unconditional; and
* the passing of group tax relief regulations already proposed by the South African Government as a result of which DBCM and other wholly-owned De Beers subsidiaries will continue to fall within the same group of companies for tax purposes. In this respect, draft legislation has already been promulgated.

The final terms of this transaction will be subject to the finalisation of the proposed amendments to the Diamonds Act and an assessment by De Beers and Ponahalo Investment Holdings of the impact of these amendments on DBCM's business, as well as certain other potential value adjustment items which the parties may identify.

In summing up, Nicky Oppenheimer (Chairman of De Beers), Lazarus Zim (Chief Executive Officer of Anglo American South Africa) and Manne Dipico (Chairman of Ponahalo Investment Holdings) comment as follows:

Nicky Oppenheimer
"I am delighted to welcome Manne Dipico and his business consortium, Ponahalo Investment Holdings, together with De Beers South African employees and pensioners, and disadvantaged women, people with disabilities and communities around DBCM's mines, as De Beers empowerment partners. This transaction recognises the significant contribution that De Beers employees and pensioners have made to our South African business as well as the contribution and added value that Manne Dipico and his consortium of business partners, including a highly regarded group of business women, will bring to our South African business going forward."

Lazarus Zim
"Anglo American is delighted about the successful formation of DBCM's empowerment partners. I congratulate De Beers and Ponahalo Investment Holdings, and wish them every success in their new partnership."

Manne Dipico
"I express our pride in joining DBCM as its empowerment partner and in investing in South Africa's premier diamond mining company. I am confident that the added value that Ponahalo brings to the table in terms of its significant leadership skills and seasoned corporate and private sector knowledge will allow us, together with De Beers' employees and communities as co-owners, to partner in working towards a sustainable future. Ponahalo will play a valuable role in supporting transformation in DBCM, creating significant wealth for Ponahalo's shareholders and beneficiaries and generally adding value to the wider South African economy."

8 November 2005

For further information, please contact

De Beers:

Nicola Wilson	Lynette Hori
Media Relations	Media Relations
De Beers Public and Corporate Affairs	De Beers Group External Affairs
Tel: (011) 374 7399	Tel: +44 (0) 207 430 3509
Fax: (011) 374 7048	Mobile: +44 (0) 7740 393260
Mobile: 083 299 5552	Mobex: 5124

Ponahalo Investment Holdings:
Liz Sheridan
Media Consultant
Mobile: 083 361 3265

Financial adviser to De Beers
ROTHSCHILD

Financial adviser to De Beers
Investec
Corporate Finance
Investec Bank Limited
(Registration number 1969/004763/06)

Legal adviser to De Beers
WEBBER WENTZEL BOWENS

Merchant bank to Ponahalo
RAND MERCHANT BANK
A division of FirstRand Bank Limited

Legal adviser to Ponahalo
Bowman Gilfillan Attorneys

De Beers
A DIAMOND IS FOREVER

Ponahalo
INVESTMENT HOLDINGS

AVS 059678

ANGLO AMERICAN plc (the "Company") RNS 0364U

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 39,634,446 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
7 November 2005	55,297
8 November 2005	94,495
9 November 2005	211,008
10 November 2005	105,016
11 November 2005	48,100

The Company was advised of these transactions on 11 November 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
B E Davison	A E Redman
D A Hathorn	R J King
A W Lea	P L Zim
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

N Jordan
Company Secretary
11 November 2005

ARS 990923
RNS 9631T

Anglo American plc
(Incorporated in accordance with the laws of England and Wales)
Registered number: 3564138
Registered office: 20 Carlton House Terrace London SW1Y 5AN United Kingdom

Please refer to the following announcement by our subsidiary, Anglo Platinum Limited, regarding the disposal of Anglo Platinum Limited shares by Mr B E Davison's family trust. Mr Davison is an Executive Director of Anglo American plc and this announcement is issued in compliance with the United Kingdom Listing Authority Disclosure Rules 3.1.2 to 3.1.4.

"Issuer Long Name : Anglo Platinum Limited
Instrument Alpha Code/Ticker Symbol : AMS
ISIN : ZAE000013181

ANGLO PLATINUM LIMITED - DEALINGS IN SECURITIES BY DIRECTORS

In compliance with 3.63 - 3.66 of the Listing requirements, the following information is disclosed:

Name of Director	:	Mr B E Davison
Name of Company	:	Anglo Platinum Ltd
Date of Transaction	:	10 November 2005
Share Sale Price (per share)	:	R453,47
Amount of Shares	:	10 000 shares
Total Value	:	R4 534 700
Class of Security	:	Ordinary shares of 10 cents each
Nature of Transaction	:	Sale of shares by the Barry Davison Family Trust
Nature of Interest	:	Beneficial
Confirmation of Clearance in terms of paragraph 3.66	:	Confirmed"

N Jordan
Company Secretary
10 November 2005

AVS 191649
RNS 7121U

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 38,820,248 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
21 November 2005	85,892
22 November 2005	25,000
23 November 2005	48,000
24 November 2005	25,033
25 November 2005	86,616

The Company was advised of these transactions on 25 November 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
B E Davison	A E Redman
D A Hathorn	R J King
A W Lea	P L Zim
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

N Jordan
Company Secretary
25 November 2005

ANGLO AMERICAN

News Release

1 December 2005

**Anglo American plc notification:
De Beers Press Release**

Anglo American plc wishes to draw attention to an announcement made by De Beers, attached hereto.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

DE BEERS
A DIAMOND IS FOREVER

De Beers Société Anonyme
(Incorporated under the laws of Luxembourg)

MEDIA RELEASE

30 November 2005

It was announced today that agreement has been reached, and a preliminary approval order issued, to settle the majority of civil class action suits filed against De Beers in the United States. This settlement does not involve any admission of liability on the part of De Beers and will bring an end to a number of outstanding disputes.

"We believe that settling these suits is the most sensible and responsible course of action for the company to take. It is consistent with the other steps we have taken in both the US and Europe to restructure and modernise both our operations and business model, and is in the best interests of De Beers' partners and stakeholders in southern Africa and elsewhere in the world" said Gary Ralfe, De Beers Managing Director.

"With this settlement behind us, De Beers can now focus greater attention and resources on being a leader in all of our markets and playing a leading role to address humanitarian issues such as the fight against HIV/AIDS. We will continue to work on these issues in consultation with the international community", he added.

The settlement is subject to final approval by the Honourable Stanley R. Chesler, District Court Judge for the United States District Court for the District of New Jersey. De Beers hopes that the settlement will be approved during 2006.

De Beers believes that a successful conclusion to these suits will allow the company to more effectively pursue its global interests by removing the cost, risk, reputational impact and distraction from the company's core activities required to defend multiple class actions and possible further litigation.

We do not wish to comment or speculate on the approval process itself, or the issues under consideration by the court. Therefore, for the time being, we have nothing further to add to this statement.

Contact:

Lynette Hori
Tel: +44 207 430 3509
Cell: +44 7740 393 260

Rory More O'Ferrall
Tel: +44 207 430 3126
Cell: +44 7803 503 522

DE BEERS
A DIAMOND IS FOREVER

De Beers Société Anonyme
(Incorporated under the laws of Luxembourg)

Note to Editors

The settlement agreements relate to claims brought by a nationwide class of indirect purchasers in Sullivan v. DB Investments, INC., et. al., Hopkins v. De Beers Centenary AG, et. al, Cornwell v. D.B. Investments, Inc., and Null v. DB Investments, et. al. for $250 million.

It is important to note that the settlement of the US class action litigations against the international business of De Beers will not be financed from, nor will it have any material impact on, any of the company's mining operations in southern Africa. Indeed, we believe that the settlement will be beneficial to De Beers' partners and stakeholders in southern Africa as well as elsewhere in the world.